[Esterline Technologies Corporation Letterhead]

December 16, 2010

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F. Street N.E.

Washington, DC 20549

Attn: Filing Desk

Re:	Hauser, Inc. – Application for Withdrawal pursuant to Rule 477 of the Securities Act of 1933, as amended, Registration Statement on Form S-4, as amended (File No. 333-170032-12)

To whom it may concern:

On October 19, 2010, Hauser, Inc., which was formerly a wholly owned subsidiary of Esterline Technologies Corporation (“Hauser”), filed Registration Statement No. 333-170032-12 on Form S-4 (together with the exhibits and amendments thereto, the “Registration Statement”) with the Securities and Exchange Commission (the “Commission”). The Registration Statement has not been declared effective.

Pursuant to Rule 477 under the Securities Act of 1933, as amended, we hereby apply for the withdrawal of the Registration Statement effective as of the date hereof because Hauser, Inc. has since been dissolved as a corporate entity and was inadvertently included as an additional registrant. No securities have been sold in connection with the offering.

Please send copies of the written order granting withdrawal of the Registration Statement to Robert D. George, Vice President and Chief Financial Officer, 500 108th Avenue NE, Bellevue, Washington 98004 with a copy to Andrew Bor, Perkins Coie LLP, 1201 Third Avenue, Suite 4800, Seattle, Washington 98101, facsimile number (206) 359-9577.

If you have any questions regarding this letter, please do not hesitate to contact Andrew Bor of Perkins Coie LLP, the Company’s legal counsel, at (206)359-8577.

Very Truly Yours,

/s/ Robert D. George
Robert D. George Vice President and Chief Financial Officer, Secretary and Treasurer